By Correspondence Folder:

September 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	Paramount Gold and Silver Corp. (the “Company”)

SEC Comment Letter Dated September 15, 2010

File No. 001-33630

Dear Ms. Nguyen Parker:

The following response is filed in connection with the Commission’s comment letter dated September 15, 2010.

Financial Statements

Note 5 – Capital Stock, Page F-17

1.	The Company will comply with FASB ASC 815-40-15-7I effective July 1, 2009 and amend our previously filed interim period financial statements to reflect the application of the guidance.

2.	We are recording warrants with strike prices other than our functional currency as liabilities as per FASB ASC 815-40-15-7I.

3.	The figures noted in Appendix 1 were solely for the purpose to assess impact of the guidance to the Company’s financial statements and not intended to reflect the final entries or figures reported.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com

4.
With respect to your comment of a proposed entry recorded as a transition adjustment as of March 31, 2010, we reiterate our response in item number 3.  We agree that the cumulative effect of applying the guidance should be recognized as an adjustment to our opening balance of the Company’s retained earnings as of July 1, 2009

Should you have further questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ CARLO BUFFONE

Carlo Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.

Paramount Gold Mining Corp346 Waverley Street., Suite 110   Ottawa, ON K2P 0W5   Phone: (613) 226-9881 www.paramountgold.com